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                              September 7, 2022

       Ben Silbert
       General Counsel and Secretary
       Avista Public Acquisition Corp. II
       65 East 55th Street, 18th Floor
       New York, NY 10022

                                                        Re: Avista Public
Acquisition Corp. II
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed August 22,
2022
                                                            File No. 333-264525

       Dear Mr. Silbert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed August 22,
2022

       Projected Financial Information, page 196

   1. We note your response to comment 4, as well as your amended disclosure that discusses up-front payments as an
assumption in your projections and discloses that "these
                                                        payments are relatively
small and generally range from $100,000 to $2 million." Please revise to state the
range that was assumed in your projections model (emphasis added). In this regard, we note
that your discussion of your milestones, sales and new program assumptions identify
the values assumed, but here you provide the range in a historical context. Please also
revise to clarify that the projections model assumes a royalty rate
                                                        "range from low single
digit to mid-single digit," as your disclosure indicates on page 199, if true.
 Ben Silbert
Avista Public Acquisition Corp. II
September 7, 2022
Page 2
2. Please disclose whether the key inputs and assumptions disclosed in this section are the same inputs used for the August 2022 projections. If not, please disclose the assumptions used to prepare such projections.
Involvement of Book-Running Manager of APAC's Initial Public Offering in the Business
Combination, page 211

3. We note your response to comment 10, as well as your amended disclosure on pages 126 and 266 that "APAC has determined that no third parties will receive any payments of the remaining 50% of the deferred underwriting commissions," that "Credit Suisse has waived any entitlement to such fees," and that "Credit Suisse has performed all of its obligations under the Underwriting Agreement to be entitled to receive the deferred underwriting commissions." We reissue the comment in-part. Please make conforming changes in this section.
General

4. We note in response to comment 18 you state that both APAC and your sponsor have substantial ties with non-U.S. persons. While you state that you are not aware of any facts or relationships that would create CFIUS jurisdiction to review the business combination, we note that our comment addresses a potential review by any U.S. government entity.
       We also note that CFIUS jurisdiction is not limited only to entities that are controlled by
       non-U.S. persons, but extends to other rights such as information or governance rights, and also depends on the nature of the business and technology. In that regard, please elaborate upon the basis for your response that CFIUS should not have jurisdiction to
       review APAC or Sponsor   s participation in the Business Combination.
Please disclose the
       nature of APAC's and the sponsor's substantial ties with non-U.S. persons and also disclose the percentage interest held by non-U.S. persons in each entity. Please also include risk factor disclosure addressing how the substantial ties with non-U.S. persons could impact your ability to complete your initial business combination, including the risk that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, as applicable. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business
FirstName LastNameBen Silbert
       combination and require you to liquidate, and disclose the consequences of liquidation to
Comapany    NameAvista
       investors, such asPublic   Acquisition
                           the losses          Corp. II opportunity in a target
company, any price
                                      of the investment
       appreciation
September            in the2 combined company, and the warrants, which would
expire worthless.
            7, 2022 Page
FirstName LastName
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany 7,
September   NameAvista
              2022      Public Acquisition Corp. II
September
Page 3     7, 2022 Page 3
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jackie Cohen